Corrected Transcript

Filed by Schweitzer-Mauduit International, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Neenah, Inc.

Commission File No. 001-32240

The following is the transcript of a conference presentation conducted by Neenah, Inc. and Schweitzer-Mauduit International, Inc. on March 28, 2022:

28-Mar-2022

Schweitzer-Mauduit International, Inc. (SWM)

Schweitzer-Mauduit International, Inc. and Neenah, Inc. Merger Call

Total Pages: 10
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Schweitzer-Mauduit International, Inc. (SWM)	Corrected Transcript
Schweitzer-Mauduit International, Inc. and Neenah, Inc. Merger Call	28-Mar-2022

CORPORATE PARTICIPANTS

Jeffrey Kramer

Chief Executive Officer & Director, Schweitzer-Mauduit International, Inc.

Julie A. Schertell

Chief Executive Officer, President & Director, Neenah, Inc.

OTHER PARTICIPANTS

Chris P. McGinnis

Analyst, Sidoti & Co. LLC

Jon E. Tanwanteng

Analyst, CJS Securities, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning and thank you for joining this morning's call to discuss the announced merger of SWM and Neenah. At this time, all participants are in a listen-only mode. After management's comments, we will open the line for SWM's and Neenah's sell-side research analysts to participate in the Q&A session. Other analysts and investors are invited to reach out directly to each company to schedule follow-up calls. [Operator Instructions]

I'd now like to turn the call over to Dr. Jeff Kramer, Chief Executive Officer of SWM International; and Julie Schertell, President and Chief Executive Officer of Neenah. Please go ahead.

Jeffrey Kramer

Chief Executive Officer & Director, Schweitzer-Mauduit International, Inc.

Thank you, and good morning, everyone. I am so excited to join Julie Schertell, President and CEO of Neenah, to announce the merger of our two great companies. This is an important step in the continued execution of the strategies of both SWM and Neenah, creating a leading global manufacturer with strong positions in growing attractive specialty materials and solutions categories. The combination will deliver real value from a top-line perspective, while also providing over $65 million of highly achievable cost synergies. The pairing of our talent, technologies and capabilities will enable the new entity to accelerate its pace of innovation and deliver exciting new products for our customers.

We will tag team the call today. I'll start out by covering the background and high level strategic merits of the transaction, then turn it over to Julie to discuss the new company on a go-forward basis. Following our remarks, we will open the line for questions from analysts, and we look forward to connecting further with the investment community after the call.

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Schweitzer-Mauduit International, Inc. (SWM)	Corrected Transcript
Schweitzer-Mauduit International, Inc. and Neenah, Inc. Merger Call	28-Mar-2022

As a reminder, our comments include forward-looking statements, and we may be limited in discussing certain aspects of the transaction until after closing. Actual results could differ from these statements due to risks outlined on both of our websites and in our SEC filings.

So, let's start with a snapshot of the merits of the transaction. This combination will create a global leader in specialty materials with approximately $3 billion in sales, attractive margins and $65 million of anticipated run-rate synergies, which we feel are highly realizable. All are important measures. But when we step back and actually look at our complementary products and innovation capabilities, our customers and attractive end markets and our global scale, we find that the potential to create significant value for our employees, our customers and our shareholders is meaningfully larger than what either company could achieve as stand-alone entities. With more than two-thirds of the enterprise now focused to advance specialty products and solutions, the outlook for sustained long-term organic growth is extremely promising.

On a stand-alone basis, each company is financially sound with a strong portfolio of high-value technologies and attractive end markets. Both companies have a track record of successfully transforming themselves. However, it is by coming together that we fully unlock the strategic advantages of our work to-date. As both companies continue to realize the benefits of their stand-alone growth and margin initiatives, we expect EBITDA to increase to approximately $450 million when synergies are added in with attractive mid-teen margins. The combined EBITDA and synergies are expected to add to the already strong cash generation, which the new enterprise will use to fund growth initiatives, pay down debt and continue returning cash to shareholders.

While the financial aspects noted above were very attractive, when Julie and I began our conversations, what stood out to us was the highly compatible nature of our two organizations. We have multiple touch points in shared product categories, but with complementary offerings rather than direct overlaps, giving us confidence that we could bring more to our valued customers. Further, we expect that the combined portfolio should demonstrate low cyclicality, improving the resilience of the top line and the overall financial stability of the enterprise. Ultimately, it was clear that we could be better and stronger together.

Now, as illustrated here, the merger is a transformational step change in the competitive position of both organizations, springboarding us into the upper echelon of materials companies, which would have taken longer and required more resources if each company had continued to go it alone. In addition to the augmented capabilities we bring to bear, our increased relevance in the categories in which we compete will also offer significant commercial and operational benefits, strengthening the company for longer-term success.

Another advantage of this increased scale is that it will improve our visibility and presence in financial markets, one of the challenges for small-scale companies today. As a $3 billion leader in specialty materials and solution, we believe the combined entity is an attractive investment opportunity and should garner increased attention. With scale, we also have the opportunity for increased stock liquidity, improved access to capital markets, and broader investor appeal from a more compelling story.

Turning to the terms of the deal, this will be an all-stock transaction, offering an efficient way to unlock the value potential of this merger to be shared by both sets of shareholders, many of whom own shares in both companies. The exchange ratio of the transaction is 1.358 shares of SWM for each Neenah share, representing an ownership split of 58% and 42% for shareholders of SWM and Neenah, respectively.

On governance, the new board of directors will be comprised of five members from SWM including John Rogers, who will continue as Non-Executive Chairman, and four members from Neenah, including Julie Schertell, who will also assume the leadership role of Chief Executive Officer of the combined company.

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Schweitzer-Mauduit International, Inc. (SWM)	Corrected Transcript
Schweitzer-Mauduit International, Inc. and Neenah, Inc. Merger Call	28-Mar-2022

To facilitate this transaction, I will serve as strategic advisor after the close of the transaction, allowing me to contribute my experience, while clarifying leadership. Other elements of the merger, including members of the new company's leadership and company name will be announced at a later date. One thing is for certain, headquarters will remain in Alpharetta, Georgia given that both offices currently sit only a few miles apart.

Now, as noted upon closing, I will be stepping down from my leadership role at SWM, a very bittersweet moment. Leaving a winning team is always hard to do. But when I arrived, I promised SWM that we would all work together to grow this company. And with this transaction, I'm proud to remain true to that commitment.

With that, I'll turn it over to Julie.

Julie A. Schertell

Chief Executive Officer, President & Director, Neenah, Inc.

Thanks, Jeff, and good morning, everyone. Like Jeff, I'm excited about this value-creating merger of equals, and I'm honored to lead this combined organization into the next chapter of our journey. Before I go further, I would like to extend my congratulations to Jeff for all of his contributions to SWM and its success, as well as my appreciation for his partnership throughout this process over the last several months.

Stepping back and looking at the two companies' histories, the stories are remarkably similar. We share a common heritage as spin-offs from Kimberly-Clark, and both companies have meaningfully transformed since becoming independent. What started in 1995 for SWM and 2004 for Neenah as two lower growth companies with limited end market exposure and manufacturing technologies has culminated in separate but similar strategies to evolve our portfolio towards large, growing, defensible categories that value premium, unique solutions.

Over the last several years, each company has demonstrated a strong track record of successful acquisitions, increasingly aligning our business profiles. Each company is now positioned with about two-thirds of the business weighted toward higher growth categories, supporting customers that require innovative solutions to solve some of their most challenging needs. Joining together will make us that much stronger. This complementary combination has touch points in key product categories such as filtration, healthcare, packaging, and specialty tapes.

Individually, we serve critical yet different components of the end product. Together, we become a more significant part of the market solution with greater scale. As an illustrative example, Neenah is a leader in the production of membrane support media used in reverse osmosis filtration. SWM is a leader in spacing media that is used in the same application. There are many such examples which highlight this unique opportunity to increase our breadth of portfolio and increase our value to customers.

Additionally, strong mega trends support the positive outlook of our business, such as the need for clean air and water, personal health and wellness, performance coating solutions and sustainable alternatives. Our specialty paper business, while much smaller than our technical business, will continue to generate strong cash that we use to invest in higher growth opportunities.

Complementary customers and technologies when paired with our deep material science know-how are also a key to unlocking the growth potential of this combination. We each add something different to the equation, but when put together, we create unique opportunities to address our customers' most challenging and complex needs. Both companies excel in advanced coating, engineered non-woven, polymer extrusion and specialty adhesives, all core technologies that align with our target categories' evolving needs and increasing technical demands.

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Schweitzer-Mauduit International, Inc. (SWM)	Corrected Transcript
Schweitzer-Mauduit International, Inc. and Neenah, Inc. Merger Call	28-Mar-2022

With a more expansive toolbox combined with our now broader portfolio and extensive innovation capabilities, we have the potential to accelerate sales growth as a trusted solutions provider by delivering enhanced value to our customers. One example is the potential to leverage the strength of SWM's specialty film capabilities to expand Neenah's presence in release liners where film solutions are used for some of the most technically demanding applications like advanced wound care. Another possibility is leveraging the lightweight paper capabilities of SWM to support innovation in Neenah's release liner, premium packaging and dye sublimation businesses. In short, we see numerous opportunities to strengthen our value proposition, better meet the needs of our customers and drive long-term profitability.

Together, the company will have a meaningful access to the key economic regions across the world. In today's environment with increasing regionalization, customers prefer global scale capabilities with local manufacturing presence. The broader footprint and complementary technologies afforded by this combination provide supply chain advantages for our global customers. While our most complementary regions are North America and Europe, this merger also offers a unique opportunity for Neenah to leverage SWM's established manufacturing and sales infrastructure in the rapidly growing Asia-Pacific region.

One of the most compelling parts of this transaction is the meaningful value creation from synergies. We have identified over $65 million of annual run rate cost synergies. And we expect to achieve over half within the first year and full run rate within 24 to 36 months post close. These cost synergies are comprised primarily of SG&A reductions, including redundant C-suite and public company costs, as well as organizational optimization. Supply chain efficiencies including procurement, logistics and operating optimization, and other cost reductions such as purchased services and leased office consolidation.

In addition to these bankable cost synergies, we have significant incremental growth opportunities that will drive our top line, as referenced previously in our discussion of strategic fit. Between cross-selling a broader portfolio to better support our customers' geographic expansion and increased opportunities for innovation, we believe there are numerous prospects to drive incremental growth. We also have the potential to optimize our working capital with payment terms and inventory practices that unlock cash.

We've talked a lot about the financial benefits this combination creates. I'd be remiss if I didn't also recognize the resident talent and shared organizational values of the two companies, including our mutual commitment to safety. I'm confident the fusion of these two like-minded organizations will ensure the anticipated integration efforts progress smoothly and efficiently to set a solid foundation for success.

In summary, this transaction is a compelling and unique opportunity to create significant short- and long-term value for our shareholders and key stakeholders. Through accelerated growth and higher margins, the pro forma enterprise will be a world-class company with the scale to expand and fortify our position in the attractive specialty materials space. These are exciting times and I know Jeff shares my confidence in the path ahead and our ability to realize the full potential of the strategic combination.

We'll now turn the call back to the operator for questions.

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Schweitzer-Mauduit International, Inc. (SWM)	Corrected Transcript
Schweitzer-Mauduit International, Inc. and Neenah, Inc. Merger Call	28-Mar-2022

QUESTION AND ANSWER SECTION

Operator: Thank you. And I'll be conducting a question-and-answer session. One moment, please. Our first question today is coming from Chris McGinnis from Sidoti & Company. Your line is now live.

Chris P. McGinnis Analyst, Sidoti & Co. LLC	Q

Yeah. Good morning, Julie and Jeff. Congrats on the announcement. Obviously, I think it makes a lot of sense. And so, congrats on that. I think just maybe just – good morning. Just maybe to start around thinking about the two portfolios coming together, obviously, it seems like there's a lot of opportunities for revenue synergies. Can you just talk about maybe where you see the greatest opportunity? Is it in filtration or some of the other kind of sub-segments that you operate within when you look at the portfolios, the most opportunity for growth? Thanks.

Julie A. Schertell Chief Executive Officer, President & Director, Neenah, Inc.	A

Sure, Chris. I think there's a couple of areas. Filtration is definitely one of them where we have complementary technologies and an expanded footprint that'll be very beneficial. Healthcare, I'd say is another area where we have complementary portfolios serving similar customers. Tape, that sits in our industrial solutions business, is the third one. I'd say our premium packaging business and some of the capabilities that are afforded to us with the assets of SWM, and then our release liners as well and that would be in addition to the coating, the film capabilities. So, there's a tremendous amount of overlap and strong geographic footprints that really gives us the capability to increase our presence in those markets and they're large, growing markets with a lot of shared customers.

Chris P. McGinnis Analyst, Sidoti & Co. LLC	Q

Great. And just in thinking, Scapa was about a year ago and so was ITASA, it was acquired about a year ago. Can you just talk about where you're at with the integration of that and then layering in the merger, how do you just approach it all? Can you just talk a little bit about that?

Julie A. Schertell Chief Executive Officer, President & Director, Neenah, Inc.	A

Sure. Those acquisitions, which were the largest each company has ever had, added a lot of value and capabilities to our combined portfolio and increased the synergistic and strategic alignment of the two companies. So, part of the timing is those acquisitions really continue to unlock opportunities for how we come together from a strategic standpoint. Both acquisitions, as we've worked together, are performing well and ahead of plan. We're pleased with where we are in the integration. There's still some technology solutions that have to be implemented on both sides. But I can tell you, they unlock additional synergies because of those two acquisitions between Scapa and ITASA.

Chris P. McGinnis Analyst, Sidoti & Co. LLC	Q

Great. And just thinking about kind of the current state of Ukraine-Russia conflict, European exposure, can you just maybe provide any update you possibly can with just what's happening there and any expectations if that's a longer – if it's really prolonged conflict, the impact to both of the businesses as you think about it?

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Schweitzer-Mauduit International, Inc. (SWM)	Corrected Transcript
Schweitzer-Mauduit International, Inc. and Neenah, Inc. Merger Call	28-Mar-2022

Julie A. Schertell Chief Executive Officer, President & Director, Neenah, Inc.	A

Sure. Why don't we tag team that one since it's an immediate challenge for us? From a Neenah standpoint, we have very limited exposure. We do less than $4 million of revenue in the region. We do not have significant supply or anything coming out of the region. So the exposure we have is really indirect from a cost standpoint and energy inflationary type of exposure.

Jeffrey Kramer Chief Executive Officer & Director, Schweitzer-Mauduit International, Inc.	A

Yeah. Chris, I think on our last earnings call, we addressed that. I mean, we're watching it closely, but we're similar to Neenah, we have very little direct exposure to Russia itself, et cetera, and Ukraine. For most of our Western European businesses, they're all functioning well. We're seeing the same operational capability as before. We are seeing some uptick in energy costs and that is the inflationary pressures, which I think are more the secondary aspects of the conflict in Ukraine. And I can tell you, my teams are actively contributing to supporting all those refugees that are flowing into the countries, particularly our Polish team. I just want to give them a call out in these difficult times. They're just doing an outstanding job of keeping focused on the business, but also representing their humanity. I just think it's outstanding.

Chris P. McGinnis Analyst, Sidoti & Co. LLC	Q

Great. And just maybe a couple more, if you don't mind, just around that 15% EBITDA kind of target. It sounds like, Jeff, I think you referenced it could probably go higher. Just given there's the repricing of the portfolios and hopefully in a more stabilized environment, you think it could be above that 15%?

Julie A. Schertell Chief Executive Officer, President & Director, Neenah, Inc.	A

I think combined, what we're looking at is coming together with that 15%, the $450 million in EBITDA as the combination of EBITDA and a full rate synergy. So, over time, as both organizations have driven aggressive pricing actions and margin improvement actions, our expectation is going to be to continue to grow our margins.

Chris P. McGinnis Analyst, Sidoti & Co. LLC	Q

Okay. Great. And then just one more about – thinking about the Engineered Papers, sometimes it's high on investors' kind of risks about the company. Any thoughts around portfolio rationalization? I know it's obviously early stage.

Jeffrey Kramer Chief Executive Officer & Director, Schweitzer-Mauduit International, Inc.	A

Yeah. Let me take that one just because it's on Engineered Papers, and Julie and I have had this similar conversation on a number of things. We really like our position in Engineered Papers. Those cash flows have allowed us to do a lot of the investments in growing our portfolio. I think we've always been clear that as a company, we're always looking at our portfolio and looking at the best opportunities to optimize it. But at this point, I think we're very consistent in how we're approaching that business and if things change in the future, we'll make the appropriate decisions.

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Schweitzer-Mauduit International, Inc. (SWM)	Corrected Transcript
Schweitzer-Mauduit International, Inc. and Neenah, Inc. Merger Call	28-Mar-2022

Chris P. McGinnis Analyst, Sidoti & Co. LLC	Q

Great. Let me jump back in queue. But thanks again for taking my questions and congrats on the announcement.

Jeffrey Kramer Chief Executive Officer & Director, Schweitzer-Mauduit International, Inc.	A

Thanks, Chris.

Julie A. Schertell Chief Executive Officer, President & Director, Neenah, Inc.	A

Thanks, Chris.

Operator: Thank you. Next question is coming from Jon Tanwanteng from CJS Securities. Your line is now live.

Jon E. Tanwanteng Analyst, CJS Securities, Inc.	Q

Hi. Good morning, everyone, and congratulations on the announcement.

Julie A. Schertell Chief Executive Officer, President & Director, Neenah, Inc.	A

Good morning.

Jon E. Tanwanteng Analyst, CJS Securities, Inc.	Q

My first one – hi, Julie. I was wondering if underlying those synergy expectations on the revenue side, do you have a new target growth rate for the combined company?

Julie A. Schertell Chief Executive Officer, President & Director, Neenah, Inc.

Jon, we haven't disclosed anything like that at this point. I think we're early in the process. We're in early innings. We feel really good about the hard synergies, the $65 million and getting half of those in the first year and where those are identified. The softer synergies will come a little bit later and a little bit longer term, but really strong opportunities from cross-selling, geographic expansion and the complementary technologies at both companies.

Jon E. Tanwanteng Analyst, CJS Securities, Inc.	Q

Okay, great. And then are there any regulatory concerns and if there might be, is there a breakup fee associated with this?

Jeffrey Kramer Chief Executive Officer & Director, Schweitzer-Mauduit International, Inc.	A

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Schweitzer-Mauduit International, Inc. (SWM)	Corrected Transcript
Schweitzer-Mauduit International, Inc. and Neenah, Inc. Merger Call	28-Mar-2022

Yeah. We don't see any major regulatory hurdles. We're doing all the appropriate notifications now, but we don't see any implications to that. There is a breakup fee included that will come out in more of the details at the appropriate time.

Jon E. Tanwanteng Analyst, CJS Securities, Inc.	Q

Okay, great. And then just finally building on one of the last questions, just given all of the macro and geopolitical friction that's out there, Ukraine's supply chain, COVID hotspot, can you just tell us how this combination will help you navigate that, just in terms of helping you to better manufacture, optimize your routes? How much of that is included in the synergy expectations in the near-term and how much of that maybe actually an immediate relief just given how tight things are?

Julie A. Schertell Chief Executive Officer, President & Director, Neenah, Inc.	A

Okay. Jon, that was a lot of questions in that one question. From a supply chain standpoint, let me start there and I'll make sure I answer all your questions, we talked a little bit about the regionalization and where customers really are, the conversation is around having a global footprint, but regional supply, ensuring that continuity of supply. And these are typically highly qualified unique products, so they're not easy to find additional supply, there's significant barriers to entry. So the supply chain this helped us from a footprint standpoint as well as just a scale standpoint as we work through some of the discussions on availability.

And then, the third area of support would be we have additional technologies now as we come together or when we come together so that pro forma, there's the opportunity to share those technologies, share those innovation capabilities in different chemistry solutions. So there's just a broader footprint of capabilities, talent and resources for us to pull from to support the supply chain challenges. Does that answer your question...

Jon E. Tanwanteng Analyst, CJS Securities, Inc.	Q

Okay. Thank you, guys.

Jon E. Tanwanteng Analyst, CJS Securities, Inc.	Q

Yeah, mostly done.

Julie A. Schertell Chief Executive Officer, President & Director, Neenah, Inc.	A

Okay.

Operator: Thank you. We reached the end of our question-and-answer session. I'd like to turn the floor back over to management for any further closing comments.

Jeffrey Kramer

Chief Executive Officer & Director, Schweitzer-Mauduit International, Inc.

So, I think Julie and I both will share just a short closing comment. As you've heard through this discussion, we're just incredibly excited about the potential of the combination. I think Julie is going to be an outstanding CEO for the combination. I'm really excited to see where she and the rest of the executive teams from both companies bring the company together. It's going to be an exciting journey. This is really about accelerating our current strategies. This is not a change in strategy. This is just an opportunity to really accelerate what both companies were doing and I think that's just very powerful.

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Schweitzer-Mauduit International, Inc. (SWM)	Corrected Transcript
Schweitzer-Mauduit International, Inc. and Neenah, Inc. Merger Call	28-Mar-2022

Julie A. Schertell

Chief Executive Officer, President & Director, Neenah, Inc.

Yeah, I agree completely. We've talked about this a lot and this is an and, not an or. This is continuing to grow our strategy and the growth platforms both companies have identified and have invested behind. It's not replacing those things, so this really is an acceleration and the strategic merits are extremely strong. And then the synergies are hard synergies that we can go and accomplish and drive both short-term and long-term value with this.

And then I just want to thank Jeff again for his support and his entire team as we've worked through this over the past several months. It's been a journey, but we're looking forward to the future to be a very exciting opportunity for both companies.

Operator: Thank you. That does conclude today's teleconference and webcast. You may disconnect your line at this time and have a wonderful day. We thank you for your participation today.

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Schweitzer-Mauduit International, Inc. (SWM)	Corrected Transcript
Schweitzer-Mauduit International, Inc. and Neenah, Inc. Merger Call	28-Mar-2022

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which SWM and Neenah operate and beliefs of and assumptions made by SWM management and Neenah management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of SWM, Neenah or the combined company. Words such as “believes,” “anticipates,” “expects,” “assumes,” “outlook,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of SWM or Neenah or their respective management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in SWM’s and Neenah’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of SWM and Neenah to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against SWM, Neenah or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by SWM shareholders and Neenah shareholders on the expected terms and schedule; difficulties and delays in integrating SWM and Neenah businesses; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm SWM’s or Neenah’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to SWM’s or Neenah’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; the substantial indebtedness SWM expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that SWM may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Neenah’s operations with those of SWM; failing to comply with the applicable laws or legal or regulatory developments; inflation, currency and interest rate fluctuations; the ability of SWM or Neenah to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including geopolitical events, wars, conflicts, illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; uncertainty as to the long-term value of the common stock of SWM following the merger, including the dilution caused by SWM’s issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which SWM and Neenah operate; and events beyond SWM’s or Neenah’s control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither SWM nor Neenah undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SWM’s and Neenah’s most recent annual reports on Form 10-K for the year ended December 31, 2021, and any material updates to these factors contained in any of SWM’s and Neenah’s future filings with the U.S. Securities and Exchange Commission (the “SEC”).

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

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Schweitzer-Mauduit International, Inc. (SWM)	Corrected Transcript
Schweitzer-Mauduit International, Inc. and Neenah, Inc. Merger Call	28-Mar-2022

Additional Information and Where to Find It

In connection with the proposed merger, SWM will file with the SEC a registration statement on Form S-4 to register the shares of SWM’s common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of SWM and Neenah seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SWM, NEENAH AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SWM at its website, www.swmintl.com, or from Neenah at its website, www.neenah.com. Documents filed with the SEC by SWM will be available free of charge by accessing SWM’s website at www.swmintl.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to SWM at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, Attention: Investor Relations (1-800-514-0186), and documents filed with the SEC by Neenah will be available free of charge by accessing Neenah’s website at www.neenah.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Neenah at 3460 Preston Ridge Road, Alpharetta, Georgia 30005, Attention: Investor Relations: (678-566-6500).

Participants in the Solicitation

SWM and Neenah and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Neenah and SWM in connection with the proposed merger under the rules of the SEC. Information about SWM’s directors and executive officers is available in SWM’s proxy statement dated March 18, 2022 for its 2022 Annual Meeting of Shareholders. Information about Neenah’s directors and executive officers is available in Neenah’s proxy statement dated April 9, 2021 for its 2021 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from Neenah or SWM using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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